Exhibit 99.6

WESTERN WIND ENERGY CORP.

1326 – 885 West Georgia Street	Telephone: (604) 685-WIND (9463)
Vancouver, BC V6C 3E8	Facsimile: (604) 685-9441
www.westernwindenergy.com

N E W S  R E L E A S E

March 31, 2009
Toronto Venture Exchange Symbol: “WND”
Issued and Outstanding: 36,703,251

WESTERN WIND ENERGY ENGAGES LOEWEN, ONDAATJE, MCCUTCHEON LIMITED TO LEAD MARKETED PRIVATE PLACEMENT OF UNITS

Vancouver, BC - Western Wind Energy Corp. (“Western Wind” or the “Company”) (TSX-V: WND) is pleased to announce that it has engaged Loewen, Ondaatje, McCutcheon Limited (the “Agent”) to market, on a best efforts agency basis, a Brokered Private Placement of up to 5,846,154 units (the "Units") at CDN $0.65 per unit, for aggregate gross proceeds of up to approximately CDN $3.8 million (the “Offering”). The Agents have also been granted an agent option to increase the size of the Offering by 20%.

Each Unit will be comprised of one (1) common share and one half (1/2) of a common share purchase warrant of the Company, with each whole warrant entitling the holder to purchase one (1) common share of the Company at an exercise price of $1.00 per share for a period of 24 months following the closing of the Offering. Closing is expected to occur on or about April 25, 2009.

The net proceeds from the Brokered Offering will be used to secure a Letter of Credit on behalf of the Southern California Edison Company for the 20 year Power Purchase Agreement on the Company’s 120 MW Windstar Project. Remaining proceeds will be for development activities on Windstar, the Mesa Re-Power near Palm Springs and the Ontario Solar Initiative where the Company has secured four (4) solar sites, by way of conditional land purchase agreements.

The Company will pay the Agent a commission of 7% cash and an additional 7% in the form of Brokers Warrants.

The Company will also issue by way of Non-Brokered Private Placement, up to an additional 2,700,000 units partially for cash but mostly for direct land acquisitions in the Tehachapi Wind Resource Area.

The Units shall not be subject to any restrictions on resale other than a four-month statutory hold period starting from Closing Date pursuant to Multilateral Instrument 45-102 entitled “Resale of Securities”. The Company shall file all applicable documents for the application of such four-month hold period pursuant to Multilateral Instrument 45-102.

The Private Placement will be marketed to qualified investors in each of the Provinces of Ontario, Quebec, British Columbia and Alberta and the Units only may also be offered in certain foreign jurisdictions under applicable exemptions and in the United States on a private placement basis to “qualified institutional buyers” (as contemplated in Rule 144A promulgated under the United States Securities Act of 1933, as amended) or to “accredited investors” (as contemplated in Regulation D promulgated under the United States Securities Act of 1933, as amended), as the Company and the Agent shall mutually agree provided that no prospectus filing, registration requirement or comparable obligation arises in such jurisdictions. Subscribers in the various provinces of Canada must be “accredited investors” (as defined in National Instrument 45-106 entitled “Prospectus and Registration Exemptions”) or the offer and sale of the Units to subscribers must otherwise be exempt from the applicable prospectus and registration requirements set out in the securities laws, rules or policies of the jurisdiction of their respective residence.

About Western Wind Energy Corp.

Western Wind Energy Corp. is a wind energy electrical production company that currently has over 500 wind turbines with 34.5 MW of rated capacity and a further 120 MW of expansion power purchase agreements in the State of California. Western Wind Energy is in the business of acquiring land sites and technology for the production of electricity from wind energy. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS
"Jeff Ciachurski"
Chief Executive Officer and Director

Forward Looking Statement

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.